

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Anthony Hayes
Chief Executive Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102

> **Re:** **Spherix Incorporated**
> **Registration Statement on Form S-3**
> **Filed February 3, 2014**
> **File No. 333-193729**

Dear Mr. Hayes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your filing is seeking to register the resale of 7,538,308 shares of your common stock and that you had 4,371,885 shares outstanding as of January 31, 2014. Given the nature of the offering and the number of shares being offered for resale relative to the total number of shares outstanding, it appears that these securities may be being offered by or on behalf of the registrant. In your response letter, please provide a detailed legal analysis of whether the proposed offering is by or on behalf of the registrant. For additional guidance, please consider Question 212.15 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

2. We note that you report a net loss of $13.8 million for the nine months ended September 30, 2013. As it appears you may fail to satisfy the conditions of Item 8-08(b) of Regulation S-X, please file your audited financial statements for the fiscal year ended December 31, 2013, prior to the requested date of effectiveness of your registration

statement, or provide your analysis of why you believe you are not required to update your financial statements at this time. For additional guidance, please consider Section 1220.3 of our Financial Reporting Manual.

Outside Front Cover Page

3.   Please revise your cover page to include disclosure regarding concurrent offerings. Specifically, please disclose the total number of shares that are being concurrently offered by selling stockholders of the company and the portion of that total offered by means of a separate prospectus. In this regard, we refer to your registration statement on Form S-1 (file no. 333-192737) that was declared effective January 24, 2014.

Selling Stockholders, page 10

4.   Please tell us whether any selling security holder is a broker-dealer or an affiliate of a broker-dealer. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. In addition, to the extent any selling security holder is an affiliate of a broker-dealer, state whether the selling security holder had any agreements, plans or arrangements to dispose of the shares at the time the selling security holder acquired the shares.

5.   Identify the person or persons who exercise sole or shared voting or investment control over the Spherix securities held by Hudson Bay IP Opportunities Master Fund LP. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

6.   Footnote 9 contains a disclaimer of beneficial ownership. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808. Alternatively, delete the disclaimer.

Incorporation of Documents by Reference, page 21

7.   We note that you filed several current reports on Form 8-K subsequent to the filing of this Form S-3. Please amend your registration statement to specifically incorporate these filed current reports. See Item 12(a) of Form S-3. Please also consider including a statement to the effect that all Exchange Act filings required to be incorporated by reference that you file after "the date of the registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Harvey Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP